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                             March 30, 2023

       Randall W. Atkins
       Chairman and Chief Executive Officer
       Ramaco Resources, Inc.
       250 West Main Street, Suite 1900
       Lexington, Kentucky 40507

                                                        Re: Ramaco Resources,
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed March 20,
2023
                                                            File No. 333-267152

       Dear Randall W. Atkins:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-1

       Estimated Cash Available for Dividends for the Quarters Ending June 30, 2023, September 30,
       2023 and December 31, 2023, page 43

   1. We note your revised disclosure in response to prior comment 2 and reissue the comment. Where you do
not currently have agreements in place underlying your
                                                        assumption regarding
future sales, please make that clear and disclose the impact of not having such agreements
in place on your ability to pay dividends.
       Exhibit 96.1 Berwind Complex
       13.2.1 Production Rates, page E-64

   2. We note your Life of Mine (LOM) production schedule only extends to 2032 while your
 Randall W. Atkins
Ramaco Resources, Inc.
March 30, 2023
Page 2
      mine life continues to 2049, as indicated by your economic analysis. Please modify your filing to include the full mine life for your production of ROM coal, clean coal, and preparation plant recoveries. Please include your clean coal tonnage above the revenue line in Section 19 with your economic analysis.
16.3 Price Forecast, page E-84

3. Please provide a table containing your numeric values of your coal price projections for your complete mine life. Please revise your filing to include your price forecast above the revenue line with your clean tons sold in Section 19 with your economic analysis.
19.1 Assumptions, Parameters, and Methods, page E-101

4. We note your coal price in your economic analysis does not correspond to your forecast projections found in Section 16. Please review your revenue/clean coal production and correct as necessary.
        You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez,
Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at 202- 551-
3718 if you have questions regarding engineering comments. Please contact Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, at 202-551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameRandall W. Atkins
                                                           Division of
Corporation Finance
Comapany NameRamaco Resources, Inc.
                                                           Office of Energy &
Transportation
March 30, 2023 Page 2
cc:       Matthew R. Pacey, P.C.
FirstName LastName